Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown (Philippines) Resorts Corporation Announces

Pricing of Senior Notes Offering of MCE Leisure (Philippines) Corporation

December 19, 2013 – Melco Crown (Philippines) Resorts Corporation (“MCP” or “Melco Crown Philippines”) (PSE:MCP), a subsidiary of Melco Crown Entertainment Limited (“MCE” or “Melco Crown Entertainment”) (SEHK:6883) (NASDAQ:MPEL), today announced that its wholly-owned indirect subsidiary, MCE Leisure (Philippines) Corporation (“MCE Leisure Philippines”), priced its senior notes (“Notes”), which were offered to limited investors via private placement within the Philippines.

The Notes offering consists of PHP 15 billion (equivalent to approximately US$340 million as of the date of this release) aggregate principal amount of 5.00% senior notes due 2019. The Notes were priced at 100% of par and MCE Leisure Philippines intends to use the net proceeds from the offering for capital expenditure, refinancing of debt and general corporate purpose. The issuance of the Notes is expected to occur before January 31, 2014, subject to customary closing conditions.

The Notes were offered via private placement to not more than nineteen primary institutional lenders and are exempted from registration under SRC Rule 9.2.2(B) of the “Amended Implementing Rules of the Securities Regulation Code” promulgated by the Philippine Securities and Exchange Commission (“PSEC”) pursuant to Section 9.2 of the Philippine Securities Regulation Code (Republic Act No. 8799) (“SRC Rule”) and accordingly, have not been registered with the PSEC. Any assignment or transfer of the Notes is subject to the conditions of the said SRC Rule 9.2.2(B), including no transfer or assignment of any Note shall be valid if such transfer or assignment is made to any non-primary institutional lender or shall render the Notes to be held by more than nineteen primary institutional lenders.

The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws in the United States. Accordingly, the Notes will not be offered or sold in the United States in the absence of any such registration and/or any applicable exemption from the registration requirements thereunder.

The Notes will be general obligations of MCE Leisure Philippines, will rank equally with all of MCE Leisure Philippines’ existing and future senior indebtedness (save and except for any statutory preference or priority) and will rank senior to all of MCE Leisure Philippines’ existing and future subordinated indebtedness. The Notes will be guaranteed by MCE, MCP and all present and future direct and indirect subsidiaries of MCP (subject to certain limited exceptions) on a senior basis. In addition, the Notes will be secured by pledge of shares of all present and future direct and indirect subsidiaries of MCP.

Nothing in this release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the Philippines, United States or any other jurisdiction in which such offer or solicitation would be unlawful.

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Safe Harbor Statement

This release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. MCE (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown (Philippines) Resorts Corporation

Melco Crown (Philippines) Resorts Corporation, with its shares listed on the Philippine Stock Exchange (PSE:MCP), is a subsidiary of Melco Crown Entertainment (SEHK:6883; NASDAQ:MPEL). It is currently developing City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in Manila, which is expected to open in 2014 and have six hotel towers, including an approximately 260 room Crown Towers hotel and other hotels with VIP and five-star luxury rooms and high-end boutique hotel rooms, numerous specialty restaurants and bars, gaming facilities, a multi-level car park, as well as three separate entertainment venues.

For more information about Melco Crown Philippines, please visit www.melco-crown-philippines.com.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK:6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ:MPEL), is a developer and owner of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, has been cooperating with SM Group’s Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com